Vasogen Inc.

To Registered  Holders of Securities of Vasogen Inc.
If you wish to receive the Company's interim financial statements by mail, please complete and return this card to IICC Investor Communications either by mail or fax (905-565-5354)

I confirm that I am a registered shareholder of Vasogen Inc.

Signature: _________________________________________________
Name: (please print) _______________________________________
Address: ___________________________________________________
Postal Code: _________________ Tel: ________________________
Fax: _________________________ Email: ______________________



Return Address on opposite side of card:

IICC Investor Communications
6250 Kestrel Road
Mississauga ON L5T 1Y9